January 15, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (707) 863-6815

David L. Payne
Chief Executive Officer
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

> **Re: Westamerica Bancorporation.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 01-9383**

Dear Mr. Payne:

We have reviewed your response letter dated November 9, 2007 and have the following comment. Please respond to our comment by January 29, 2008 or tell us by that time when you will provide us with a response. The comment requests revised disclosure in future filings and supplemental analysis, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

General Comments on Your Response

1. In your response to a number of our comments, you provide detailed disclosure addressing the comments with regards to compensation decisions in 2006. Please confirm that you will provide similar analysis regarding compensation in 2007 and future periods in your future proxies.

Certain Relationships and Related Parties, page 23

2. To the extent that any of the loans made under the employee loan program to officers, directors and other related parties exceed the threshold amount, please provide the information required by Item 404(a) with regard to those loans. Since this program gives discounts to employees that are not available to other customers not related to Westamerica, it does not fall under the ambit of Instruction 4 and must be disclosed as contemplated by Item 404(a)(5) of Regulation S-K.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel